Exhibit 99.1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned each acknowledges that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED: June 1, 2026

HAZELVIEW INVESTMENTS INC.

By: /s/ Ugo Bizzarri

Name: Ugo Bizzarri

Title: Executive Chair, Chair of the Board

/s/ Ugo Bizzarri

UGO BIZZARRI